The Prudential Variable Contract Account-2
655 Broad Street
Newark, New Jersey 07102

VIA EDGAR SUBMISSION

October 5, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Alberto Zapata

Re:	Registration Statement of The Prudential Variable Contract Account-2 on Form N-14: File No. 333-267133

Ladies and Gentlemen:

On behalf of The Prudential Variable Contract Account-2 (VCA 2 or the Registrant), set forth below are responses to telephonic comments received from the staff (the Staff) of the U.S. Securities and Exchange Commission (the Commission) on September 27, 2022. The Staff’s comments relate to the Registrant’s Registration Statement on Form N-14, which was filed with the Commission on August 29, 2022, pursuant to Rule 488 under the Securities Act of 1933, as amended (the 1933 Act). The Prospectus/Proxy Statement included in the Registration Statement will be used in connection with the special meeting of Participants in VCA 2 scheduled to be held on November 15, 2022.

Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Registration Statement and the Prospectus/Proxy Statement being filed with the Commission pursuant to Rule 497 under the 1933 Act, as of the date hereof.

1.	Comment: Please update the date of the notice and proxy statement/prospectus from August 29, 2022 to the date the documents are finalized.

Response: The dates have been updated.

2.	Comment: Please consider whether any adjustment to the following sentence in Q4 in the “Important Information” section is appropriate given that the Fidelity Fund seeks to track the performance of the S&P 500 Index: “The proposed restructuring will permit VCA 2 to directly invest in an underlying fund—the Fidelity Fund—with strong historical performance and a larger asset base.”

Response: The Registrant respectfully declines to revise the sentence. As noted in the more detailed sections of the Proxy Statement/Prospectus, the VCA 2 Committee received and considered information regarding the investment performance of VCA 2 and the Fidelity Fund, and the Fidelity Fund has outperformed VCA 2 over the previous one-year, five-year and ten-year time periods as of December 31, 2021. The Proxy Statement/Prospectus includes detailed performance information, including comparisons between VCA 2 and the Fidelity Fund. The Registrant believes the sentence accurately describes the performance considerations by the Committee in approving the Restructuring.

3.	Comment: Please remove the extra period at the end of Q10 in the “Important Information” section.

Response: The extra period has been removed.

4.	Comment: Please consider whether to add disclosure to the “Comparison of VCA 2 and the Fidelity Fund” section starting on page 2 of the Proxy Statement/Prospectus to discuss the difference of the structures before and after the conversion, including the ability of a unit investment trust to seek to substitute the underlying fund.

Response: The Registrant has added the following to that section: “The Restructuring would change VCA 2 from a management investment company to a unit investment trust holding shares of the Fidelity Fund. As a unit investment trust, VCA 2 would have the right to substitute from shares of the Fidelity Fund to another fund in accordance with applicable regulatory requirements, including in some situations reliance on an order issued by the SEC.”

5.	Comment: Please confirm that the fee table starting on page 3 of the Proxy Statement/Prospectus includes the current fees based on the most recent annual reports or prospectuses.

Response: The Registrant confirms that the fee table starting on page 3 of the Proxy Statement/Prospectus includes the current fees based on the most recent annual reports or prospectuses.

6.	Comment: Please confirm that there is no agreement of acquisition, reorganization, merger or liquidation required to be filed as an exhibit under Item 16(4).

Response: The Registrant confirms that there is no agreement of acquisition, reorganization, merger or liquidation required to be filed as an exhibit under Item 16(4). The Registrant notes that the purchase of Fidelity Fund shares is for cash.

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Please contact Chris Palmer at (202) 346-4253 or cpalmer@goodwinlaw.com with any questions.

Sincerely yours,

/s/ Patrick McGuiness
Patrick McGuiness
Assistant Secretary